LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

September 30, 2024



BKC
Certified Public Accountants, PC

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2024

TABLE OF CONTENTS



Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2024, and the related Statements of Operations, Cash Flows, and Changes in Stockholders' Equity for the year then ended, and the related Notes to the Financial Statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2024, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that,

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BKC, CPAs, PC

BKC, CPAS, PC

February 3, 2025
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2024

ASSETS

Current assets		
Cash	$	716,939
Noncurrent assets		
Property and equipment, net of accumulated		
depreciation of $1,093,336		301,122
Right-of-use asset - operating leases		56,916
Total noncurrent assets		358,038
Total assets	$	1,074,977

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	37,646
Current portion of lease liability - operating leases		24,444
Total current liabilities		62,090
Long-term liabilities		
Lease liability - operating leases, net of current portion		33,950
Total liabilities		96,040
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
4,000,000 shares authorized, 3,338,106 shares		
issued and outstanding		11,576,773
Accumulated deficit		(10,597,837)
Total stockholders' equity		978,937
Total liabilities and stockholders' equity	$	1,074,977

See accompanying notes to the financial statements.

3

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations
For the Year Ended September 30, 2024

Operating expenses		
Salaries and wages	$	390,009
Payroll taxes		32,051
Employee benefits		49,696
Computer related expenses		43,018
Depreciation expense		56,532
Dues and subscriptions		4,583
Insurance		3,274
Materials and supplies		20,786
Travel		9,240
Rent expense		31,659
Telephone		9,749
Office expense		10,883
Advertising		3,500
Automobile		91
Professional fees		99,551
Finance charge		2,280
Total operating expenses		766,902
Other income (expense)		
Donation income		5,660
Interest income		85
Processing fees for crowdfunding		(43,307)
Total other income (expense)		(37,562)
Net loss before provision for income taxes		(804,464)
Provision for income taxes		1,162
Net loss	$	(805,626)

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2024

| | Class A Stock | | Class B Stock | | Accumulated | Total Stockholders' |
	Number	Amount	Number	Amount	Deficit	Equity
Balance at October 1, 2023	20	$ 1	326,852	$ 10,070,517	$ (9,792,211)	$ 386,711
Issuance of stock - October 1, 2023 - February 14, 2024	-	-	1,984	411,414	-	411,414
Issuance of stock - February 14, 2024 stock split	-	-	2,959,524	-	-	-
Issuance of stock - February 15, 2024 - September 30, 2024	-	-	49,746	1,094,842	-	1,094,842
Net loss	-	-	-	-	(805,626)	(805,626)
Balance at September 30, 2024	20	$ 1	3,338,106	$ 11,576,773	$ (10,597,837)	$ 1,087,341

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2024

Cash flows from operating activities		
Net loss	$	(805,626)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Depreciation		56,532
Non cash lease expense		23,734
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(13,830)
Principal repayments of lease liability - operating leases		(23,562)
Total adjustments		42,874
Net cash used in operating activities		(762,752)
Cash flows from investing activities		
Purchases of property and equipment		(41,429)
Cash flows from financing activities		
Proceeds from sale of capital stock		1,506,256
Net increase in cash		702,075
Cash - beginning of year		14,864
Cash - end of year	$	716,939

Note 1 - Summary of significant accounting policies
Description of the Company
Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a research and development company. The Company's main technology is Focus Fusion, a fusion energy generator. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density, and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years
Software	3 years

Lease accounting
The Company adopted ASU 2016-02, Leases (Topic 842) effective October 1, 2022. The most significant change in the leasing guidance was the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating leases on the balance sheet. The Company evaluates its leases for proper classification as either finance or operating lease when the annual lease cash payments are over $5,000 per year. All other leases are considered immaterial or qualify for the short-term lease exclusion.

Note 1 -   Summary of significant accounting policies (continued)
            Revenue recognition
            Revenue consists of subscription payments and sponsored research agreement provided by
            a non-profit organization.

            Income taxes
            Deferred income taxes reflect the temporary differences in reporting assets and liabilities
            for income and financial accounting purposes. These temporary differences arise primarily
            from the recognition of accelerated depreciation for income tax purposes and net operating
            loss carryforwards.

            With few exceptions, the Company is no longer subject to the U.S. Federal, state or local
            income tax examinations by tax authorities for years before 2020.

Note 2 -   Concentration of credit risk
            The Company maintains its cash balances in several financial institutions, which are
            insured by the Federal Deposit Insurance Corporation (FDIC). From time to time, these
            cash balances may be in excess of the insurance limitation. At September 30, 2024,
            uninsured cash balances totaled approximately $467,000.

Note 3 -   Property and equipment
            Property and equipment as of September 30, 2024 is summarized as follows:

Leasehold improvements	$	114,592
Software		22,681
Machinery and equipment		1,257,185
Total property and equipment		1,394,458
Less: accumulated depreciation		(1,093,336)
Property and equipment, net	$	301,122

            Depreciation expense for the year ended September 30, 2024 totaled $56,532.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, China, and
            the European Union.

Note 5 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time,
            to employees, officers, directors and consultants of the Company, options to purchase
            shares of the Company's common stock.

Note 5 -   Stock option plan (continued)
Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $10 to $20. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the Management of the Company on the date of the issuance. At September 30, 2024, there were 70,540 options outstanding.

There was no compensation expense recorded for any of the options because Management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 6 -   Class B Stock
On February 14, 2024 the Company filed an amendment to its certificate of incorporation whereby each share of Class B Common Stock issued and outstanding was split into ten fully paid shares.

Note 7 -   Lease arrangements
Effective February 1, 2022, the Organization entered a five-year contract for office space.

The Organization rents office facilities from a nonrelated party, Impact Associates, LLC. The lease calls for monthly payments of $1,990 with a 2 percent escalation for each subsequent year, expiring February 2027.

The following summarizes the items on the balance sheet as of September 30, 2024:

Operating lease ROU assets	$ 56,916
Operating lease liabilities	
Current portion	24,444
Long-term portion	33,950
Total operating lease liabilities	$ 58,394

The Organization did not have the rate implicit in all the leases, as such they utilized the risk-free rate as the discount rate. The following summarizes other information related to the leases as of September 30, 2024:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 24,682
Weighted-average remaining lease term in years for operating leases	2.33
Weighted-average discount rate for operating leases	1.62%

Note 7 -   Lease arrangements (continued)
Future minimum payments required under the operating leases are as follows for the years ended September 30:

2025	$	25,176
2026		25,680
2027		8,616
Total minimum payments		59,472
Less: present value discount		(1,078)
Total lease liabilities	$	58,394

Lease expense for the year ended September 30, 2024 totaled $24,855.

Note 8 -   Income taxes
The provision for income taxes for the year ended September 30, 2024, is as follows:

Current state taxes	$	1,162

As of September 30, 2024, the Company has available a cumulative net operating loss carryforward of approximately $10,580,000 and a general business credit of approximately $280,000 which begins to expire in 2027 and a book to tax temporary difference of approximately $170,000 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 9 -   Risk and uncertainties
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 10 -   Subsequent events
The Company's Management has determined that no material events or transactions occurred subsequent to September 30, 2024 and through February 3, 2025, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.